SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 6
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       Anchor Glass Container Corporation
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)


                                    033038209
                                   ----------
                                 (CUSIP Number)


                              CoMac Partners, L.P.
                       1 Greenwich Office Park, 3rd Floor
                               Greenwich, CT 06831
                                 (203) 552-6900
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                   See Item 5
                                   ----------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                               Page 1 of 10 pages

                                  SCHEDULE 13D

CUSIP No. 033038209                                          Page 2 of 10 Pages
--------------------------------------------------------------------------------
1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      CoMac Partners, L.P.
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)   |_|
                                                      (b)   See Item 5
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
                          7)    SOLE VOTING POWER
NUMBER OF                       221,064 (1)
SHARES               -----------------------------------------------------------
BENEFICIALLY              8)    SHARED VOTING POWER
OWNED BY                        Not Applicable
EACH                 -----------------------------------------------------------
REPORTING                 9)    SOLE DISPOSITIVE POWER
PERSON                          221,064 (1)
WITH                 -----------------------------------------------------------
                         10)    SHARED DISPOSITIVE POWER
                                Not Applicable
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
      221,064 (See Item 5) (1)
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                    |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.2% (2)
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------

---------------------
(1) 1,230,660 shares including 1,009,596 shares of Common Stock (the "Common Stock") issuable upon conversion of 242,303 shares of the Issuer's Series A 10% Cumulative Convertible Preferred Stock ("Preferred Stock").

(2) 38.8% including shares of Common Stock issuable upon the conversion of Preferred Stock.

                                  SCHEDULE 13D

CUSIP No. 033038209                                           Page 3 of 10 Pages
--------------------------------------------------------------------------------
1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      CoMac International N.V.
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)   |_|
                                                            (b)   See Item 5
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      NETHERLANDS ANTILLES
--------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     74,861 (3)
SHARES                 ---------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      Not Applicable
EACH                   ---------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        74,861 (3)
WITH                   ---------------------------------------------------------
                       10)    SHARED DISPOSITIVE POWER
                              Not Applicable
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
      74,861 (See Item 5) (3)
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                    |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.5% (4)
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

----------------------
(3) 417,324 shares including 342,463 shares of Common Stock issuable upon conversion of 82,191 shares of Preferred Stock.

(4) 16.7% including shares of Common Stock issuable upon the conversion of Preferred Stock.

                                  SCHEDULE 13D

CUSIP No. 033038209                                           Page 4 of 10 Pages
--------------------------------------------------------------------------------
1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      CoMac Opportunities Fund, L.P.
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)   |_|
                                                      (b)   See Item 5
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     1,564 (5)
SHARES               -----------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      Not Applicable
EACH                 -----------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        1,564 (5)
WITH                 -----------------------------------------------------------
                       10)    SHARED DISPOSITIVE POWER
                              Not Applicable
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
      1,564 (See Item 5) (5)
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                               |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Less than 0.1% (6)
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------

-----------------------
(5) 18,319 shares including 15,179 shares of Common Stock issuable upon conversion of 3,643 shares of Preferred Stock and 1,576 shares of Common Stock issuable upon the exercise of warrants ("Warrants") owned by CoMac Opportunities Fund, L.P.

(6) 0.8% including shares of Common Stock issuable upon the conversion of Preferred Stock and the exercise of Warrants.

                                  SCHEDULE 13D

CUSIP No. 033038209                                           Page 5 of 10 Pages
--------------------------------------------------------------------------------
1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      CoMac Endowment Fund, L.P.
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)   |_|
                                                      (b)   See Item 5
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     108,112 (7)
SHARES               -----------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      Not Applicable
EACH                 -----------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        108,112 (7)
WITH                 -----------------------------------------------------------
                       10)    SHARED DISPOSITIVE POWER
                              Not Applicable
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
      108,112 (See Item 5) (7)
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                               |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.0% (8)
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------

-----------------------
(7) 599,820 shares including 491,708 shares of Common Stock issuable upon conversion of 118,010 shares of Preferred Stock.

(8) 22.6% including shares of Common Stock issuable upon the conversion of Preferred Stock.

                                  SCHEDULE 13D

CUSIP No. 033038209                                          Page 6 of 10 Pages
--------------------------------------------------------------------------------
1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Christopher M. Mackey
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)   |_|
                                                      (b)   See Item 5
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      PF, AF
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES
--------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     58 (9)
SHARES               -----------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      405,601 (10)
EACH                 -----------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        58 (9)
WITH                 -----------------------------------------------------------
                       10)    SHARED DISPOSITIVE POWER
                              405,601 (10)
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
      405,659 (See Item 5) (11)
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                            |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.8% (12)
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

----------------------
(9) 950 shares including 779 shares of Common Stock issuable upon conversion of 187 shares of Preferred Stock and 113 shares of Common Stock issuable upon the exercise of Warrants owned by Mr. Mackey.

(10) 2,266,123 shares including 1,858,946 shares of Common Stock issuable upon conversion of 446,147 shares of Preferred Stock and 1,576 shares of Common Stock issuable upon the exercise of Warrants that may be deemed to be beneficially owned by Mr. Mackey (See Item 5).

(11) 2,267,073 shares including 1,859,725 shares of Common Stock issuable upon conversion of 446,334 shares of Preferred Stock and 1,689 shares of Common Stock issuable upon the exercise of Warrants that are owned or may be deemed to be beneficially owned by Mr. Mackey (see Item 5).

(12) 56.4% including shares of Common Stock issuable upon conversion of Preferred Stock and exercise of Warrants.

                         Amendment No.6 to Schedule 13D

            This amends the Schedule 13D dated June 22, 1998, as amended and restated by Amendment No. 5 dated April 2, 2001, (the "Schedule 13D") filed on April 4, 2001 by CoMac Partners, L.P., CoMac International N.V., CoMac Endowment Fund, L.P., CoMac Opportunities Fund, L.P. and Christopher M. Mackey (the "Reporting Persons") with respect to the Common Stock, $.10 par value (the "Common Stock") of Anchor Glass Container Corporation, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 6, the Schedule 13D speaks as of its date. Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 5(a) of Schedule 13D, "Interest in Securities of the Issuer," is amended and restated in its entirety as follows:

            (a) The Reporting Persons own an aggregate of 405,659 shares of Common Stock, representing approximately 18.8% of the shares of the outstanding Common Stock.13 The Reporting Persons also own (i) an aggregate of 446,334 shares of Preferred Stock, and (ii) Warrants to acquire an aggregate of 1,689 shares of Common Stock. Each share of Preferred Stock is presently convertible into 4.167 shares of Common Stock. Including the Common Stock issuable on conversion of the Preferred Stock and upon exercise of the Warrants held by certain of the Reporting Persons (but not the Preferred Stock and Warrants held by any other person), the Reporting Persons may be deemed to beneficially own 56.4% of the Common Stock.

            The following table sets forth the number of shares of Common Stock directly owned by each of the Reporting Persons and the percentage of Common Stock outstanding such ownership represents. This table does not include (i) shares issuable upon the conversion of the Preferred Stock or (ii) shares issuable upon the exercise of Warrants.

--------------------------------------------------------------------------------
                                                                   Percentage of
Reporting Person            Shares of Common Stock     Outstanding Common Stock
--------------------------------------------------------------------------------
CoMac Partners                          221,064            10.2
--------------------------------------------------------------------------------
CoMac International                      74,861            3.5
--------------------------------------------------------------------------------
CoMac Opportunities                       1,564            Less than 0.1
--------------------------------------------------------------------------------
CoMac Endowment                         108,112            5.0
--------------------------------------------------------------------------------
Christopher M. Mackey                        58            Less than 0.1
--------------------------------------------------------------------------------

            The following table sets forth the number of shares of Preferred Stock directly owned by each of the Reporting Persons, the number of shares of Common Stock issuable upon exercise of Warrants directly held by each of the Reporting Persons, the number of shares of

------------------
(13) Based upon 2,160,487 shares of Common Stock issued and outstanding as of February 28, 2001 as reported by the Company in its Annual Report on Form 10-K for the year ended December 31, 2000.

                               Page 7 of 10 Pages

Common Stock beneficially owned directly by each of the Reporting Persons (including shares issuable upon conversion of the Preferred Stock and upon exercise of the Warrants) and the percentage of Common Stock outstanding such ownership represents (including shares issuable upon the conversion of the Preferred Stock and upon exercise of the Warrants held by the Reporting Persons but not the Preferred Stock and Warrants held by any other person).

--------------------------------------------------------------------------------
                                                    Shares of
                          Shares of                 Common Stock   Percentage of
                          Preferred                 Beneficially   Outstanding
Reporting Person          Stock         Warrants    Owned          Common Stock
--------------------------------------------------------------------------------
CoMac Partners             242,303           0       1,230,660            38.8
--------------------------------------------------------------------------------
CoMac International         82,191           0         417,324            16.7
--------------------------------------------------------------------------------
CoMac Opportunities          3,643       1,576          18,319             0.8
--------------------------------------------------------------------------------
CoMac Endowment            118,010           0         559,820            22.6
--------------------------------------------------------------------------------
Christopher M. Mackey          187         113             950   Less than 0.1
--------------------------------------------------------------------------------

Item 5(c) of Schedule 13D, "Interest in Securities of the Issuer," is amended to add the following new paragraph at the end thereof:

            (c) On April 11, 2001, CoMac Partners converted its 132,661 Warrants into Common Stock, CoMac International converted its 47,068 Warrants into Common Stock and CoMac Endowment converted its 64,081 into Common Stock pursuant to the Plan. See Item 4. In accordance with their terms, the Warrants were exercised without payment of consideration. Except for such conversions, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.


                               Page 8 of 10 Pages

                                   SIGNATURES


            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 19, 2001


                           COMAC PARTNERS, L.P.

                           By: CoMac Associates, L.P.,
                           general partner of CoMac Partners, L.P.

                           By: CoMac Advisers, Inc.,
                           general partner of CoMac Associates, L.P.

                           By: /s/ Christopher M. Mackey
                              --------------------------
                           Name :  Christopher M. Mackey
                           Title:  Co-Chairman


                           COMAC INTERNATIONAL N.V.

                           By: /s/ Christopher M. Mackey
                              --------------------------
                           Name:  Christopher M. Mackey
                           Title: Director


                           COMAC ENDOWMENT FUND, L.P.

                           By: CoMac Advisers, Inc.,
                           its general partner


                           By: /s/ Christopher M. Mackey
                              --------------------------
                           Name:  Christopher M. Mackey
                           Title: Co-Chairman


                               Page 9 of 10 Pages

                           COMAC OPPORTUNITIES FUND, L.P.

                           By: CoMac Associates, L.P.,
                           general partner of CoMac Opportunities Fund, L.P.

                           By: CoMac Advisers, Inc.,
                           general partner of CoMac Associates, L.P.

                           By: /s/ Christopher M. Mackey
                              --------------------------
                           Name:  Christopher M. Mackey
                           Title: Co-Chairman


                           /s/ Christopher M. Mackey
                           ----------------------------
                           Name:  Christopher M. Mackey



                               Page 10 of 10 Pages